File No. 001-16189

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) of the SECURITIES AND EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2011

NISOURCE INC. RETIREMENT SAVINGS PLAN

NiSource Inc.

801 E. 86th Avenue

Merrillville, IN 46410

NiSource Inc.

Retirement Savings Plan

Employer ID No: 35-2108964

Plan Number: 005

Financial Statements as of December 31, 2011 and

2010 and for the Year Ended December 31, 2011,

Supplemental Schedule as of December 31, 2011,

and Report of Independent Registered Public

Accounting Firm

NISOURCE INC. RETIREMENT SAVINGS PLAN

NOTE:	Schedules not filed herewith are omitted because of the absence of the conditions under which they are required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Benefits Committee of

NiSource Inc. Retirement Savings Plan

Merrillville, Indiana

We have audited the accompanying statements of net assets available for benefits of NiSource Inc. Retirement Savings Plan (the “Plan”) as of December 31, 2011 and 2010, and the related statement of changes in net assets available for benefits for the year ended December 31, 2011. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2011 and 2010, and the changes in net assets available for benefits for the year ended December 31, 2011 in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2011, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan’s management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2011 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ Deloitte & Touche LLP

Chicago, Illinois

June 25, 2012

NISOURCE INC. RETIREMENT SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

DECEMBER 31, 2011 AND 2010

	2011	2010
ASSETS:
Investments — at fair value:
Mutual funds	$606,930,725	$630,231,092
Money market fund	124,164,245	126,435,559
NiSource Inc. Common Stock Fund	242,905,900	165,605,947
Collective trust	20,549,783	13,199,268

Total investments	994,550,653	935,471,866
Notes receivable from participants	22,175,668	20,113,408

NET ASSETS AVAILABLE FOR BENEFITS	$1,016,726,321	$955,585,274

See accompanying notes to financial statements.

NISOURCE INC. RETIREMENT SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

YEAR ENDED DECEMBER 31, 2011

ADDITIONS:
Contributions:
Participant	$44,802,967
Employer	27,245,930

Total contributions	72,048,897

Investment income:
Net appreciation in fair value of investments	33,889,400
Dividends and interest	32,303,945

Net investment income	66,193,345

Interest income on notes receivable from participants	817,954

Total additions	139,060,196

DEDUCTIONS:
Benefits paid to participants	77,734,386
Other	58,222
Administrative expenses	126,541

Total deductions	77,919,149

INCREASE IN NET ASSETS	61,141,047

NET ASSETS AVAILABLE FOR BENEFITS — Beginning of year	955,585,274

NET ASSETS AVAILABLE FOR BENEFITS — End of year	$1,016,726,321

See accompanying notes to financial statements.

NISOURCE INC. RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

1.	DESCRIPTION OF PLAN

NiSource Inc. (the “Company” or “NiSource”) is a holding company whose major subsidiary companies are Northern Indiana Public Service Company (“NIPSCO”), Columbia Energy Group, and Bay State Gas Company. On July 1, 2011, Northern Indiana Fuel and Light (“NIFL”) and Kokomo Gas (“Kokomo”) were merged into NIPSCO. The following description of the NiSource Inc. Retirement Savings Plan (the “Plan”) provides general information regarding the Plan. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General — The Plan is a defined contribution plan available to each eligible employee who works for the Company or one of its major subsidiary companies as defined above. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended.

Plan Administration — The Company serves as administrator and sponsor of the Plan. The Company maintains an administrative committee appointed by the Board of Directors, which has the responsibility to assist the Company in administering the Plan. Fidelity Management Trust Company (the “Trustee”) holds all of the Plan’s assets and executes all investment transactions. The Plan investments include twenty-five mutual funds, one money market fund, one collective trust and one common stock fund as investment options for participants. A Roth 401(k) option was added to the Plan effective January 1, 2010.

Contributions — Each year, participants may contribute up to 50% of compensation (as defined in the Plan) on a combined pre-tax, and Roth basis, and up to 25% on an after-tax basis, up to 75% in total (including catch-up contributions), subject to Internal Revenue Code limitations. Participants who are at least 50 years old or will be 50 years old in the plan year, can make catch-up contributions to the Plan. Participants can direct the investment of their contributions into the various investment options offered by the Plan. NiSource does not match on pre-tax catch up or Roth after-tax catch up contributions. Some groups are not matched on after-tax contributions, as noted below.

The Company contribution (match) formulas are as follows:

a.	For the accounts of all participants who participate in the Final Pay Option of the Columbia Energy Group Pension Plan, or any successor plan (as defined therein):

(1)	during the first 120 months of participation, the match is equal to 50% for each $1 contributed as an elective deferral contribution (pre-tax or Roth) and/or after-tax contribution (a combined total) up to the first 6% of the participant’s contribution;

(2)

from the 121st through the 240th month of participation, the match is equal to 75% for each $1 contributed as an elective deferral contribution (pre-tax or Roth) and/or after-tax contribution (a combined total) up to the first 6% of the participant’s contribution;

(3)

from the 241st month onward of participation, the match is equal to $1 for each $1 contributed as an elective deferral contribution (pre-tax or Roth) and/or after-tax contribution (a combined total) up to the first 6% of the participant’s contribution.

b.	For the accounts of all participants who participate in the Final Pay Option of the NiSource Salaried Pension Plan and NIPSCO (formerly Kokomo) nonunion employees who participate in the Final Pay Option of the NiSource Subsidiary Pension Plan and NIPSCO (formerly Kokomo) union employees who participate in the Final Pay Option of the Kokomo Union Pension Plan, or any successor plans (as defined therein), the match is equal to 11.1% of a combined total of pre-tax and Roth after-tax contributions made by the participant to the Plan.

c.	For the accounts of all nonunion participants who participate in the Final Pay Options of the Bay State Gas Company Pension Plan, or any successor plan (as defined therein), the match is two parts: (1) $1 for each $1 contributed as an elective deferral contribution (pre-tax or Roth) up to the first 2.5% of compensation, plus (2) 50¢ for each $1 contributed on the next 5% of compensation. Certain employees, who were 45 or older on September 1, 1990 and employed on that date, are grandfathered into a match equal to 50¢ for each $1 contributed as an elective deferral contribution (pre-tax or Roth) up to the first 5% of compensation.

d.	For accounts of all employees of NIPSCO (formerly NIFL) who participate in the Final Pay Option of the NiSource Subsidiary Pension Plan or any successor plan (as defined therein), the match is equal to 50 cents for each $1 contributed as an elective deferral contribution (pre-tax or Roth) up to the first 6% of compensation.

e.	For the accounts of all participants who participate in the Account Balance (AB I) option of the Columbia Energy Group Pension Plan, the NiSource Salaried Pension Plan, the NiSource Subsidiary Pension Plan, or the Bay State Gas Company Pension Plan, or any successor plans (as defined therein), the Company match is 75¢ for each $1 contributed as an elective deferral contribution (pre-tax or Roth) and/or after-tax contribution (a combined total) up to the first 6% of compensation.

On January 1, 2006, a new Account Balance option was created (AB II). Exempt employees were given the opportunity to elect this new account balance pension design or stay in the old Account Balance option (AB I). Under the new retirement income program, exempt new hires since January 1, 2006 are automatically placed into the new retirement income program plan design (AB II), as are all nonunion nonexempt hires since January 1, 2008. Effective January 1, 2008, new hires into the NIPSCO (formerly NIFL) Union within the NiSource Subsidiary Pension Plan and new hires in certain union groups within The Bay State Union Pension Plan are automatically placed into the new retirement income program plan design (AB II). Effective March 1, 2009, new hires in the Kokomo Union Pension Plan are automatically placed into the new retirement income program plan design (AB II). As of January 1, 2011, all current exempt employees who had not already elected the new account balance design were automatically converted. The Company match for the 401(k) under this new pension design (AB II) is equal to $1 for each $1 contributed as an elective deferral contribution (pre-tax or Roth) and/or after-tax contribution (a combined total) up to the first 6% of compensation.

f.	Effective January 1, 2005, all NIPSCO active union employees were given a choice between Account Balance (AB I) and Final Average Pay defined benefit plan. For employees who choose the Account Balance (AB I) pension plan, the company match is 75¢ for each $1 contributed as an elective deferral contribution (pre-tax or Roth) and/or after-tax contribution (a combined total) up to the first 6% of compensation. For employees who choose the Final Average Pay defined benefit plan, the Company match is equal to 11.1% of a combined total of pre-tax and Roth after-tax contributions made by the participant to the Plan.

g.	For certain union employees in The Bay State Union Pension Plan, Bay State Gas Company makes contributions from 2.5% to 6% of eligible compensation. Such contributions are allocated according to the participant’s direct accounts.

h.	Effective January 1, 2010, in lieu of a pension plan, employees who are hired or rehired on or after January 1, 2010 and classified by the Company as an “exempt employee,” are eligible for the Exempt Employee Employer Contribution. Each pay period, the Company makes an Exempt Employee Employer Contribution in the amount of 3% of compensation to the account of each exempt employee eligible for this contribution. Employees will receive this contribution each pay period whether or not they make contributions to the Plan. If an employee wishes to participate in the 401(k) plan, the Company match is 50¢ for each $1 contributed as an elective deferral contribution (pre-tax or Roth) and/or after-tax contribution (a combined total) up to the first 6% of compensation. An employee does not have to participate in the Plan to get the automatic 3% employer contribution.

For all employees other than those referenced in item 1(g) above, the matching contribution is invested directly into the NiSource Inc. Common Stock Fund. Employees may subsequently redirect matching contributions among any of the remaining funds available in the Plan.

The Plan allows the Company to make additional discretionary profit sharing contributions to the Plan. These contributions may be up to 1.5% of each participant’s compensation. Such discretionary contributions are determined and credited in the year following the Plan year. Discretionary contributions of $6,100,919 were authorized by the NiSource Benefits Committee on February 13, 2012. Such amounts will be reported as contributions to the Plan in the year authorized and funded. Discretionary contributions of $5,716,425 were authorized in 2011 and reported as contributions in the statement of changes in net assets for the year ended December 31, 2011.

Automatic Enrollment — Beginning in 2008, certain new hires are automatically enrolled into the Plan at a 3% contribution level after 30 days of hire. The new hire has the option to stop or change the contribution percentage at any time.

Rollovers from Other Qualified Employer Plans — The Plan allows for employees to transfer certain of their other qualified employer retirement plan assets to the Plan. These amounts are reflected in participant contributions in the accompanying statement of changes in net assets available for benefits.

Participant Accounts — Individual accounts are maintained for each participant of the Plan. Each participant’s account is credited with the participant’s contribution and allocations of the Company’s contribution and Plan earnings and charged with withdrawals and an allocation of Plan losses and certain administrative expenses. Allocations are based on participant account balances.

Vesting — Participants are fully vested in their accounts at all times.

Notes Receivable from Participants — Participants may borrow from their accounts a minimum of $1,000 up to a maximum of $50,000 or 50% of their account balance, whichever is less. The loans are secured by the balance in the participant’s account and bear interest at prime rate on the last day of the month prior to loan initiation. Interest rates on outstanding loans range from 3.25% to 11% at December 31, 2011. Participants may have a maximum of two loans outstanding at any given time. Principal and interest are paid ratably through payroll deductions over a period not to exceed five years, unless the loan is to purchase the participant’s primary residence which allows repayment up to 15 years (30 years prior to January 1, 2002). Participants who terminate employment on or after July 1, 2005 with an outstanding Plan loan may make loan repayments through direct payments from their bank accounts.

If no arrangements are made with Fidelity after termination/retirement, the participant is subject to having their loan defaulted and could face tax consequences.

Participant Withdrawals — Withdrawals from the Plan are generally permitted when the participant terminates employment, retires, or becomes permanently disabled. The Plan offers the following options for withdrawals while still employed:

•	Age 59 1/2 withdrawals;

•	Voluntary withdrawals from after-tax, rollover and matching contributions; and

•	Hardship withdrawals, subject to the Plan rules.

A hardship withdrawal may result in the suspension of the participant’s deferral and Company matching contributions for six months.

Payment of Benefits — All amounts distributed from a participant’s account following termination of employment shall be as follows. If the amount payable under the Plan to any participant or beneficiary is $1,000 or less, the administrative committee will direct that such amount be paid in a lump sum. If the participant’s balance exceeds $1,000, but does not exceed $5,000 and the participant does not elect to have such distribution paid to another qualified plan or does not elect to receive a distribution directly, then the Plan administrator will pay the distribution as a direct rollover to an individual retirement plan designated by the Plan administrator.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting — The financial statements of the Plan were prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”) using the accrual basis of accounting.

Use of Estimates — The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Payment of Benefits — Benefits are recorded when paid. There were no participants who have elected to withdraw from the Plan, but have not yet been paid, at December 31, 2011 and 2010.

Investments — The investments of the Plan are reported at fair value. The fair value of a financial instrument is the amount that would be received to sell that asset (or paid to transfer a liability) in an orderly transaction between market participants at the measurement date (the exit price). See Note 4 for discussion of fair value measurements.

Purchases and sales of the investments are reflected on a trade-date basis.

Dividend income is recorded on the ex-dividend date. Interest income is recorded on the accrual basis.

Management fees and other operating expenses charged to the Plan for investments in the mutual funds are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments.

Notes Receivable from Participants — Loans to participants are recorded at the unpaid principal balance plus any accrued but unpaid interest.

NiSource Inc. Common Stock Fund

Employee Stock Ownership Plan — The NiSource Inc. Common Stock Fund operates as an Employee Stock Ownership Plan (“ESOP”). As an ESOP, under the terms of this plan, participants may diversify their investment attributable to employer match at any time. Participants may also elect to have dividends paid to them in cash or reinvested in the fund.

Voting and Tendering Rights of NiSource Inc. Common Stock Fund Participants — Each participant in the NiSource Inc. Common Stock Fund is entitled to direct the Trustee as to the manner of voting at each meeting of shareholders. A participant’s interest is represented by the value of the participant’s interest in the NiSource Inc. Common Stock Fund.

Payment of Benefits — Any distribution consisting of units in the NiSource Inc. Common Stock Fund may be paid in cash or in whole shares of common stock represented by such units plus a cash amount equal to the fair market value of any fraction of a share of the NiSource Inc. Common Stock Fund.

Administrative Expenses — Most administrative expenses of the Plan are paid by the Company. Certain other expenses of the Plan such as investment manager and broker fees are paid by the Plan. Certain loan administration fees are paid from the individual participant accounts.

Subsequent Events — Subsequent events have been evaluated through June 25, 2012 which is the date the financial statements were available to be issued.

New Accounting Pronouncements — In January 2010, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2010-06, Fair Value Measurements and Disclosures, which amends Accounting Standards Codification (ASC) 820, Fair Value Measurements and Disclosures, adding a new disclosure requirement to provide Level 3 activity of purchases, sales, issuances, and settlements on a gross basis. This requirement is effective for fiscal years beginning after December 15, 2010. The adoption in 2011 did not have any effect on the Plan’s financial statements.

In May 2011, the FASB issued ASU No. 2011-04, Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs, which amends ASC 820. ASU 2011-04 also requires the categorization by level for items that are only required to be disclosed at fair value and information about transfers between Level 1 and Level 2. In addition, the ASU provides guidance on measuring the fair value of financial instruments managed within a portfolio and the application of premiums and discounts on fair value measurements. The ASU requires additional disclosure for Level 3 measurements regarding the sensitivity of fair value to changes in unobservable inputs and any interrelationships between those inputs. The new guidance is effective for reporting periods beginning after December 15, 2011. The adoption will not have a material effect on the statement of net assets available for benefits and statement of changes in net assets available for benefits. Plan management has not determined the impact on the disclosures in the financial statements.

3.	INVESTMENTS

The following presents investments that represent 5% or more of the Plan’s net assets.

	December 31,
	2011	2010
NiSource Inc. Common Stock Fund (2)	$242,905,900	$165,605,947
Fidelity Institutional Money Market Fund (1)	124,164,245	126,435,559
Fidelity Contrafund Class K (1)	63,392,994	69,424,526
Spartan 500 Index — Institutional	65,660,157	66,120,358
Fidelity Growth Company Fund Class K (1)	93,140,663	60,798,161

The Plan provides for investments that, in general, are exposed to various risks, such as interest rate, credit and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the accompanying statements of net assets available for benefits.

(1)	Includes parties-in-interest to the Plan.
(2)	Includes nonparticipant-directed investments and represents a party-in-interest to the Plan.

During the year ended December 31, 2011, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

Appreciation/
(Depreciation)
Mutual funds (1):
U.S. equities	$(14,347,869)
International equities	(9,112,101)
Balanced funds/target date funds	(6,165,134)
Fixed income	2,648,490
Collective trust (1)	399,514
NiSource Inc. Common Stock Fund (2)	60,466,500

Net appreciation in fair value of investments	$33,889,400

(1)	Includes parties-in-interest to the Plan.
(2)	Includes nonparticipant-directed investments and represents a party-in-interest to the Plan.

4.	FAIR VALUE MEASUREMENTS

The Fair Value Measurements and Disclosures Topic of the FASB ASC established a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are described below. As required, assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

Basis of Fair Value Measurement

Level 1 — Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities

Level 2 — Quoted prices in markets that are not considered to be active or financial instruments for which all significant inputs are observable, either directly or indirectly

Level 3 — Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.

The methods used to measure fair value may produce an amount that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The Plan’s policy is to recognize significant transfers at the actual date of the event. At December 31, 2011 and 2010, the Plan had no investments classified within Level 3, and there were no significant transfers in or out of Levels 1, 2, or 3.

Asset Valuation Techniques

Level 1 Measurements — The investments in mutual funds are valued at quoted market prices that represent the net asset value of shares held by the Plan at year-end. The shares held in mutual funds are traded on national securities exchanges.

The money market fund is stated at amortized cost, which approximates fair value.

Level 2 Measurements — The investment in the common collective trust (“CCT”) is valued at the unit value as reported by the investment manager as of December 31, 2011 and 2010. Unit values are determined by the financial institution sponsoring such CCT, by dividing the funds’ net assets (which are primarily short-term investments and guaranteed investment contracts) at fair value (calculated by the fair value of the underlying investments held by the fund) by its units outstanding at the valuation dates. Redemptions are normally available on a daily basis without notice, but may be temporarily suspended due to liquidity concerns.

The investment in the NiSource Inc. Common Stock Fund is reported at net asset value and includes money market funds which are valued at cost (which approximates fair value) and NiSource Inc. Common Stock which is stated at fair value measured by quoted market prices in an active market. Redemptions are available on a daily basis without notice.

The following tables set forth, by level within the fair value hierarchy, the Plan’s investment assets at fair value as of December 31, 2011 and 2010.

		Fair Value Measurements at
		December 31, 2011
	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Mutual funds
U.S. equities	$318,397,644	$318,397,644	$—	$—
International equities	51,202,621	51,202,621
Balanced funds/ target date funds	128,692,979	128,692,979
Fixed income	108,637,481	108,637,481
Money market fund	124,164,245	124,164,245
Collective trust	20,549,783		20,549,783
NiSource Inc.
Common Stock Fund	242,905,900		242,905,900

Total	$994,550,653	$731,094,970	$263,455,683	$—

		Fair Value Measurements at
		December 31, 2010
	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Mutual funds
U.S. equities	$343,953,160	$343,953,160	$—	$—
International equities	66,764,971	66,764,971
Balanced funds/ target date funds	121,037,678	121,037,678
Fixed income	98,475,283	98,475,283
Money market fund	126,435,559	126,435,559
Collective trust	13,199,268		13,199,268
NiSource Inc.
Common Stock Fund	165,605,947		165,605,947

Total	$935,471,866	$756,666,651	$178,805,215	$—

5.	EXEMPT PARTY-IN-INTEREST TRANSACTIONS

Certain Plan investments are shares of mutual funds managed by the Fidelity Management Trust Company. Fidelity Management Trust Company is the Trustee, as defined by the Plan; therefore, these transactions qualify as party-in-interest transactions.

Fees paid by the Plan for investment management services were included as a reduction of the return earned on each fund.

At December 31, 2011 and 2010, the Plan held 23,469,169 and 21,479,371 shares, respectively, of common stock of the Company, the Plan Sponsor, with a cost basis of $173,198,298 and $149,629,602 respectively. During the year ended December 31, 2011, the Plan recorded $8,682,353 of dividend income for the common stock.

6.	NONPARTICIPANT-DIRECTED INVESTMENTS

The Plan’s investment in NiSource Inc. Common Stock Fund includes both participant-directed transactions and non-participant directed transactions. Information about the NiSource Inc. Common Stock Fund and the significant components of the changes in the NiSource Inc. Common Stock Fund are as follows as of and for the year ended December 31, 2011:

Balance at beginning of year	$165,605,947

Changes in net assets:
Net appreciation in fair value of investments	60,466,500
Interest and dividends	8,688,255
Participant contributions	3,314,838
Employer contributions	26,620,023
Loans issued/repaid (net)	(878,672)
Interest on loans	219,803
Administrative fees	(17,874)
Benefits paid	(12,067,715)
Other adjustments	(33,863)
Transfer (to)/from participant-directed investments (net)	(9,011,342)

Net change	77,299,953

Balance at end of year	$242,905,900

7.	FIDELITY MANAGED INCOME PORTFOLIO

The Plan participates in a fully benefit-responsive investment contract, the Fidelity Managed Income Portfolio, which is a collective trust. The beneficial interest of each participant is represented by units. Units are issued and redeemed daily at the Fund’s constant net asset value (NAV) of $1 per unit. Distribution to the Fund’s unit holders is declared daily from the net investment income and automatically reinvested in the Fund on a monthly basis, when paid. It is the policy of the Fund to use its best efforts to maintain a stable net asset value of $1 per unit; although there is no guarantee that the Fund will be able to maintain this value. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investments at contract value. Contract value represents contributions made to the fund, plus earnings, less participant withdrawals and administrative expenses.

GAAP requires that the statements of net assets available for benefits present investment contracts at fair value as well as an additional line item showing an adjustment from fair value to contract value. At December 31, 2011 and 2010, the investment manager reported that there is no significant difference between the contract value and fair value; therefore, there is no impact on the 2011 and 2010 financial statements. The contract is included in the statements of net assets available for benefits at estimated fair value. The contract value of the collective trust at December 31, 2011 and 2010 is $20,549,783 and $13,091,945 respectively.

The average yield and average crediting interest rates were 1.92% and 1.39% for 2011. The crediting interest rate is based on a formula agreed upon with the issuer. Such interest rates are adjusted on a daily basis.

The fund imposes certain restrictions on the Plan, and the fund itself may be subject to circumstances that impact the ability to transact at contract value, such as partial or complete termination of the Plan or its merger with another plan, plant closings, layoffs, bankruptcy, mergers, early retirement incentives, and certain transfers of assets from the fund. The Plan Administrator believes such events that would limit the Plan participants’ ability to transact at contract value with the Fidelity Managed Income Portfolio are not probable of occurring.

8.	PLAN TERMINATION

Although it has not expressed any intention to do so, the Company reserves the right under the Plan document to terminate the Plan at any time, subject to the provisions of ERISA. In the event of Plan termination, the rights of each participant to all amounts then credited to the participant’s account will continue to be nonforfeitable.

9.	TAX STATUS

The Internal Revenue Service (the “IRS”) has issued a determination letter dated February 25, 2004, stating that the Plan is qualified under applicable sections of the Internal Revenue Code (the “IRC”). The Plan has been amended since receiving the determination letter. However, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC, and the Plan and related trust continue to be tax-exempt. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2011, there are no uncertain positions taken or expected to be taken that would require recognition of a tax liability (or asset) or disclosure in the financial statements.

The Plan is subject to routine audits by taxing jurisdictions; however there are currently no audits for any tax periods in progress. The Plan administrator believes that it is no longer subject to income tax examinations for years prior to 2006.

The Plan files Form 5500, Annual Return/Report of Employee Benefit Plan, which is subject to examination by the Internal Revenue Service until the applicable statute of limitations expires. The statute of limitations for Form 5500 is six years.

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SUPPLEMENTAL SCHEDULE

NISOURCE INC. RETIREMENT SAVINGS PLAN

FORM 5500 SCHEDULE H, PART IV, LINE 4i —

BN: 35-2108964, PLAN 005

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2011

	Identity of Issuer, Borrower, Lessor, or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest, Collateral and Par or Maturity Value	Cost **	Fair Value
*	NiSource Inc.	NiSource Inc. Common Stock Fund	$173,198,298	$242,905,900
*	Fidelity	Institutional Money Market Fund		124,164,245
*	Fidelity	Managed Income Portfolio		20,549,783
*	Fidelity	Balanced Fund Class K		39,647,249
	American Funds	EuroPacific Growth Fund		48,241,292
	Columbia	Acorn USA Z		12,752,389
*	Fidelity	Contrafund Class K		63,392,994
*	Fidelity	Equity Income Fund Class K		14,821,362
*	Fidelity	Freedom K Income Fund		3,516,882
*	Fidelity	Freedom 2010 Fund		16,918,279
*	Fidelity	Freedom 2020 Fund		35,244,238
*	Fidelity	Freedom 2030 Fund		18,463,869
*	Fidelity	Freedom 2040 Fund		10,715,840
*	Fidelity	Freedom 2050 Fund		4,186,622
*	Fidelity	Growth Company Fund Class K		93,140,663
	Oakmark	Oakmark International Fund I		2,131,257
	MFS	Massachusetts Investors Trust		18,848,466
	Invesco	U.S. Small Cap Value Fund		18,779,431
	Northern Funds	Small Cap Value Fund		4,749,534
	Perkins	Small Cap Value Fund — Institutional Class		21,574,374
	PIMCO	Total Return Fund (institutional)		37,410,649
	PIMCO	Long-Term Government Fund		21,621,136
	PIMCO	Low-Duration Fund (institutional)		10,812,860
*	Fidelity	Spartan 500 Index — Institutional		65,660,157
*	Fidelity	Spartan International Index Fund — Investor Class		830,072
*	Fidelity	Spartan Extended Market Index Fund — Investor Class		4,678,274
	Vanguard	Total Bond Market (institutional)		34,114,288
	Vanguard	Inflation Protected Securities Fund — Admiral Shares		4,678,548
	Various Plan participants	Participant loans, with interest rates ranging from 3.25% to 11%, and maturity dates ranging from 2012 to 2031		22,175,668

TOTAL ASSETS (HELD AT END OF YEAR)				$1,016,726,321

*	Denotes a party-in-interest.
**	Cost omitted for participant-directed investments.

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement No. 333-170706 on Form S-8 of NiSource Inc. of our report dated June 25, 2012, relating to the financial statements and supplemental schedule appearing in this Annual Report on Form 11-K of the NiSource Inc. Retirement Savings Plan for the year ended December 31, 2011.

/s/ DELOITTE & TOUCHE LLP

Chicago, Illinois

June 25, 2012

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

NISOURCE INC. RETIREMENT SAVINGS PLAN

By	/s/ David J. Vajda
David J. Vajda
V.P., Treasurer, & Chief Risk Officer NiSource Inc.
Member, Administrative Committee

Each of the undersigned, in his capacity as an officer of NiSource Inc., hereby certifies as required by 18 U.S.C. ss.1350, that, to his knowledge, the accompanying annual report on Form 11-K of the NiSource Inc. Retirement Savings Plan for the fiscal year ended on December 31, 2011 fully complies with the requirements of 15 U.S.C. ss.78m and that the information contained in the accompanying annual report fairly presents, in all material respects, the net assets of the Plan available for benefits and changes in those net assets.

/s/ Robert C. Skaggs, Jr.	/s/ Stephen P. Smith
Robert C. Skaggs, Jr. President and Chief Executive Officer	Stephen P. Smith Executive Vice President and Chief Financial Officer